SPECTRUM GROUP INTERNATIONAL, INC.

March 18, 2014

VIA EDGAR
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Spectrum Group International, Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed February 7, 2014
File No. 001‑11988
Amendment No. 1 to Schedule 13E‑3
Filed February 7, 2014
File No. 005‑51355

Dear Ms. Ransom:
On behalf of Spectrum Group International, Inc. (the “Company”), set forth below are the Company’s responses to your letter dated February 20, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Revised Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the Preliminary Proxy Statement and the Schedule 13E-3 described below are reflected in amendments to the Preliminary Proxy Statement and Schedule 13E-3 being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

United States Securities and Exchange Commission
Division of Corporation Finance
March 18, 2014

Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 2
Effects of the Reverse Stock Split, page 3

1.	Disclosure on page 3 states that outstanding preferred stock will be split, but you do not appear to have any preferred stock outstanding. Please advise.
The Company has no preferred stock outstanding. The disclosure on page [3] of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Questions and Answers About the Reverse Stock Split and the Special Meeting, page 7

2.
We note your response to comment 13 in our letter dated January 15, 2014. Please clarify the result if shares held in street name are not exchanged for cash because a nominee holding shares for stockholders that individually own beneficially less than 1,000 shares may collectively hold in excess of 1,000 shares.

The disclosure on page 9 of the Preliminary Proxy Statement has been clarified in response to the Staff’s comment.
What potential conflicts of interest are posed by the reverse stock split?, page 8

3.
We note your response to comment 14 in our letter dated January 15, 2014. However, we are still unable to calculate the figures provided in this section based upon the disclosure included in the beneficial ownership tables on pages 46-47. Please provide additional information regarding the way in which you calculated the 46.0% and 46.7% figures in this section and elsewhere, or revise.

We have revised the disclosure regarding conflicts of interest so that the information regarding beneficial ownership of directors, officers and 10% stockholders is consistent with the date and methodology underlying the beneficial ownership tables, which tables are being revised to be current as of February 28, 2014. The conflicts of interest percentages disclosed are slightly higher than the aggregate beneficial ownership of directors and executive officers shown in the tables because the beneficial ownership of William Richardson, a 10% beneficial owner who is not a director or executive officer, is included, but without double counting certain shares held by Silver Bow Ventures LLC, which shares are also deemed to be beneficially owned by our Chief Executive Officer.

United States Securities and Exchange Commission
Division of Corporation Finance
March 18, 2014

Special Factors, page 13
Background of the Reverse Stock Split, page 15

4.
We note your disclosure on page 16 that “Mr. Roberts reiterated his views on the advisability of the reverse stock split, including his belief that the Company could save in the range of $2,000,000 per year by not having to publicly report.” Please provide additional disclosure regarding the basis for Mr. Roberts’ belief in this regard.

The disclosure on page 16 of the Preliminary Proxy Statement has been clarified in response to the Staff’s comment.

5.
We note your disclosure on page 16 that “In arriving at its preliminary determination to make a payment of $0.65 per share to stockholders whose shares would be cashed out as a result of the reverse stock split, the Board took note of the range of the per share value of the Company’s stock following the spinoff calculated by Roth of $0.30 to $0.78.” Please tell us how this range was communicated to the Board and revise your disclosure in accordance with comment 3 of our letter dated January 15, 2014.

The disclosure on page 16 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment to clarify that the range was communicated to the directors in preliminary evaluation materials delivered to the Board in advance of the October 24, 2013 Board meeting, and at the Board meeting during which representatives of Roth reviewed their financial analysis. Also, the disclosure in the Preliminary Proxy Statement has been corrected to state that the range calculated by Roth in advance of the October 24th meeting was $0.30 to $0.73, rather than $0.30 to $0.78.

6.
We note your revisions in response to comment 22 in our letter dated January 15, 2014 and your indication on page 17 that the “Board determined it was appropriate to ‘rely’ on the opinion of Roth that a price of $0.65 per share was fair to stockholders.” Please revise this language to indicate that you have adopted this analysis, if true.

The disclosure on page 17 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission
Division of Corporation Finance
March 18, 2014

Procedural Fairness, page 21

7.
We note your response to comment 27 in our letter dated January 15, 2014. However, the number of directors that are independent remains unclear to us. Please clarify the number of directors that are considered independent and the independence standard utilized in such determination. In this regard, we note the disclosure in the amended annual report on Form 10-K for the fiscal year ended June 30, 2013, filed October 28, 2013, that you have 5 directors that qualify as independent as the term is defined in Rule 5605(a)(2) of the Nasdaq listing standards. If you are utilizing a different standard for determining independence for the purposes of approving this transaction, please clearly state this fact, the standard applied, and the reason(s) that you have decided to apply a standard other than the applicable listing standard.

The Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Opinion of Roth Capital Partners, LLC, page 25

8.
We note your response to comment 29 in our letter dated January 15, 2014 and the projections disclosed on page 27. We also note your statement on page 26 that, with respect to the financial information and projections utilized, “Roth assumed that such information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provided a reasonable basis upon which it could make an analysis and form an opinion.” Please state whether the board of directors reviewed for accuracy and completeness, the financial information, forecasts, projections, assumptions and other information provided by management to Roth and whether the board of directors found Roth’s reliance on such materials to be reasonable.

The disclosure on page 26 of the Preliminary Proxy Statement has been revised in response to the Staff’s comment.

9.	Please include in the proxy statement all projections appearing on pages 18 and 19 of Roth’s final presentation.
The Preliminary Proxy Statement has been revised to include the projections in response to the Staff’s comment.

United States Securities and Exchange Commission
Division of Corporation Finance
March 18, 2014

10.
We note that certain variables used in the WACC analysis changed between Roth’s draft and final presentations. Please briefly disclose these changes, and disclose why these changes appear to have had no effect on the range of illustrative per share values.

The Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Financial Information, page 50

11.
We note that you have filed your quarterly report on Form 10-Q for the fiscal period ended December 31, 2013. Accordingly, please update this section and all other financial disclosure, including the historical and pro forma ratio of earnings to fixed charges and book value per share, to include disclosure for the fiscal period ended December 31, 2013. This comment also applies to the disclosure under “Where you can find more Information” and “Incorporation of Certain Documents by Reference.” Please also update the chart appearing on page 42 to represent the third quarter to date.

The Preliminary Proxy Statement has been revised in response to the Staff’s comment.
Form of Proxy

12.
Please make a proper statement regarding the exercise of discretionary authority by the proxy holders. Refer to Rule 14a-4(c)(3). Please also file the form of proxy as an annex to your proxy statement, rather than as an exhibit. See Note to paragraph (a)(3) of Rule 14a-4.

The Preliminary Proxy Statement and the form of proxy have been revised in response to the Staff’s comment. The form of proxy has been annexed to the Preliminary Proxy Statement.

* * * * *
Lastly, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance
March 18, 2014

If you have any questions or comments with respect to the above, please contact the undersigned at (949) 955-1250.

Very truly yours,

/s/ Carol E. Meltzer
Carol E. Meltzer
Vice President, Secretary and General Counsel

cc:    Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP